Exhibit 99.12

Execution Version

ASOF Holdings I, L.P.

~~February 27~~March 2, 2020

~~RF~~Red Fiber Parent LLC

c/o Macquarie Infrastructure and Real Assets, Inc.

125 W. 55th Street

New York, New York 10019

Ladies and Gentlemen:

Reference is made to (a) that certain Agreement and Plan of Merger, dated as of ~~February 27~~March 2, 2020 (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), by and among ~~RF~~Red Fiber Parent LLC, a Delaware limited liability company (“Parent”), RF Merger Sub Inc., an Ohio corporation (“Merger Sub”), and Cincinnati Bell Inc., an Ohio corporation (the “Company”). Under the terms of the Merger Agreement, Parent will acquire the Company (the “Merger”). Reference is also made to ~~that~~those certain Equity Commitment Letter, dated as of the date of this Letter (the “Co-Investor ECL”), by MIP V (FCC) AIV, L.P.~~, a Delaware limited partnership (~~ and Ares Special Situations Fund IV, L.P. (together, the “Co-Investor”) in favor of Parent. As used in this Letter, the term “Co-Investor Commitment” shall have the meaning given the term “Commitment Amount” in the applicable Co-Investor ECL. This letter is being delivered by ASOF Holdings I, L.P., a Delaware limited partnership (the “Investor”) to Parent in connection with the execution of the Merger Agreement. Parent and the Investor are sometimes referred to in this letter agreement as a “Party,” individually, and as the “Parties,” collectively. Capitalized terms used but not defined in this letter agreement (the “Letter”) have the meanings given them in the Merger Agreement.

Subject to the terms and conditions set forth herein and in the Merger Agreement, this Letter confirms the commitment of the Investor to make available or cause to be made available to Parent at or immediately prior to the Closing up to $150,000,000 of cash equity financing in immediately available funds (the “Commitment Amount”). The Parties acknowledge and agree that Parent shall use the Commitment Amount solely to: (i) fund (and in the amount necessary to fund) a portion of the Merger Consideration pursuant to Section 2.01(c) of the Merger Agreement (as the same may be adjusted pursuant to Section 2.04 of the Merger Agreement); (ii) refinance any credit facility or other Indebtedness of the Company or any Company Subsidiary that will not continue after the Effective Time; and (iii) pay any fees and expenses of or payable by Parent or Merger Sub. Whether in whole or in part, the Investor may allocate its commitment to the Co-Investor, any Affiliates of the Investor or the Co-Investor and their respective Affiliates’ respective co-investors and/or limited partners (each, an “Additional Investor”). For the avoidance of doubt, permitted allocations as set forth in the preceding sentence shall include allocations to any funds or other entities managed, sponsored or advised by any of the foregoing entities as well as any entities controlled by such funds or other entities. With respect to any allocation made in accordance with the foregoing, the Investor’s Commitment Amount shall be amended and reduced by any amounts actually contributed (and not returned) by such Additional Investor(s).

Notwithstanding the foregoing, no such allocation shall relieve the Investor of its obligation to provide the amount set forth above in the event that any such Additional Investor fails to make its corresponding contribution. The Parties agree that the Investor shall not under any circumstances be obligated under this Letter to, directly or indirectly, make available or cause to be made available any cash to Parent in excess of the Commitment Amount.

The Investor’s obligations to fund the Commitment Amount are subject to: (i) the execution and delivery of the Merger Agreement by Parent, Merger Sub and the Company; (ii) the terms of this Letter and the Merger Agreement; (iii) the satisfaction or waiver at the Closing by Parent of all conditions precedent to Parent’s and Merger Sub’s obligations set forth in Section 7.01 and Section 7.03 of the Merger Agreement (without any waiver of any such condition except waivers to which the Investor agrees in writing), in each case other than those conditions that by their nature are to be satisfied at the Closing but subject to such conditions being capable of and actually being satisfied at Closing; (iv) the Debt Financing having been funded or being funded at the Closing if the Equity Financing is funded at the Closing; and (v) the substantially concurrent consummation of the Closing of the transactions contemplated by the Merger Agreement in accordance with its terms.

The Investor’s obligations to fund the Commitment Amount will terminate automatically and immediately upon the earliest to occur of: (i) the Closing and payment of the Merger Consideration pursuant to Section 2.01(c) of the Merger Agreement (as the same may be adjusted pursuant to Section 2.04 of the Merger Agreement); (ii) the valid termination of the Merger Agreement in accordance with Section 8.01 of the Merger Agreement; (iii) the Company~~,~~ or ~~any Person claiming by, through or on behalf, or for the benefit, of the Company,~~its Subsidiaries accepting all or any payment from a Guarantor under the Guarantees; and (iv) the Company~~,~~ or ~~any Person claiming by, through or on behalf, or for the benefit, of the Company~~its Subsidiaries, directly or indirectly, asserting a claim in an Action against the Investor, the Co-Investor, any of the Investor’s or Co-Investor’s Related Parties (as defined below), a Guarantor, Parent or any of Parent’s Related Parties relating to this Letter, the Guarantees, the Merger Agreement or any transactions contemplated by those documents. The immediately preceding sentence shall not apply to any Action: (a) against the Investor, the Co-Investor, any of the Investor’s or Co- Investor’s Related Parties that is party (including its legal successors and assigns) to the Confidentiality Agreement solely related to the enforcement of the Confidentiality Agreement; (b) seeking specific performance against an Investor or the Co-Investor (or its successors or permitted assignees of its obligations under this Letter) under, and pursuant to the terms of, this Letter or the Co-Investor ECL; (c) against Parent or Merger Sub (or its successors or permitted assignees) pursuant to the Merger Agreement; and/or (d) against the Guarantors (or its successors or permitted assignees) under the Guarantees in accordance with the express terms and conditions thereunder (clauses (a) through (d), collectively, the “Reserved Claims”). Upon termination of this Letter, the Investor will not have any further obligations or liabilities hereunder.

Except as set forth in the third and fourth sentences of this paragraph, nothing set forth in this Letter confers or gives, or shall be construed to confer or give: (i) any Person other than Parent any remedies under or by reason of, or any rights to enforce or cause Parent to enforce, this Letter or the Commitment Amount; or (ii) any Person any rights or remedies against any Person other than the Investor under or by reason of this Letter or the Commitment Amount. For the avoidance of doubt, the limitation set forth in the preceding sentence applies without limitation to the Company or any of its Affiliates, securityholders, direct or indirect creditors, agents or Representatives. Notwithstanding the foregoing, Investor’s Related Parties and Parent’s Related Parties are intended third party beneficiaries of, and shall be entitled to enforce, this Letter. In addition but always subject to the terms and conditions of the Merger Agreement ~~and~~(a) solely to the extent specific performance is expressly permitted by Section 9.10 of the Merger Agreement, the Company may enforce Parent’s right, subject to the terms and conditions of this Letter, to cause the Commitment Amount to be funded solely for the purpose of causing Parent to pay a portion of the Merger Consideration pursuant to Section 2.01(c) of the Merger Agreement (as the same may be adjusted pursuant to Section 2.04 of the Merger Agreement) and any other amounts required to be paid by Parent or Merger Sub in connection with the consummation of the Merger, and (b) to enforce the

Company’s consent rights to amendments or modifications that would reasonably be expected to be materially adverse to the Company. For the avoidance of doubt, the Company’s right as set forth in the preceding sentence shall be for no other purpose than causing Parent to pay the aggregate Merger Consideration and any other amounts required to be paid by Parent or Merger Sub in connection with the consummation of the Merger and in no circumstance shall include any claim for monetary damages under this Letter, the Merger Agreement or any other transaction documents relating to the Merger Agreement. The exercise by Parent or the Company of any rights to enforce this Letter shall not give rise to any other remedies, monetary or otherwise, against the Investor or any of its Related Parties.

In no event shall this Letter or the Commitment Amount be enforced by Parent, the Company or any other Person unless either: (i) ~~the~~each Co-Investor ECL is being concurrently enforced by Parent, or (ii) the Co-Investor ~~Commitment has~~Commitments have been funded in accordance with the Co-Investor ~~ECL~~ECLs.

The Investor represents and warrants to Parent that: (i) the Investor is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or equivalent power and authority to execute, deliver and perform its obligations under this Letter; (ii) the execution, delivery and performance of this Letter, (a) have been duly and validly authorized by the Investor and (b) do not violate, conflict with or result in default (whether after the giving of notice, lapse of time or both) under, any Law or any order of, or any ruling imposed by, any court or other Governmental Entity binding upon the Investor or the Investor’s governing documents; (iii) this Letter constitutes a valid and legally binding obligation of the Investor, enforceable against the Investor in accordance with its terms and conditions, except as the same may be limited by applicable insolvency, bankruptcy, reorganization, moratorium or other similar Laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (iv) the Investor has (and will have at the Closing) sufficient access to funding (including capital commitments) in an amount at least equal to the Commitment Amount.

This Letter, together with the Guarantees and the Merger Agreement, constitutes the entire agreement, and supersedes all prior agreements, understandings and statements, both written and oral, between or among the Company, Parent and the Investor or any of their respective Affiliates with respect to the subject-matter of this Letter. Except as otherwise expressly set forth herein this Letter may not be amended or otherwise modified without the prior written consent of Parent and the Investor and, solely to the extent such amendment or modification would reasonably be expected to be materially adverse to the Company, the Company. The foregoing limitation on amendment and modification applies to any deemed amendment of the Investor’s Commitment Amount upon the assignment or delegation by the Investor of a portion of its commitment to an Additional Investor and the contribution by such Additional Investor of such amount.

This Letter shall be treated as confidential by Parent and the Company. This Letter is being provided to Parent or the Company solely in connection with the Merger Agreement and the transactions contemplated thereby. This Letter may not be used, circulated, quoted or otherwise referred to in any document other than the Merger Agreement and any ancillary agreement or document with respect thereto, except with the prior written consent of the Investor. The existence and terms of this Letter may be disclosed, however, to the extent required by applicable Law or in connection with any Action brought by any of the Parties or the Company to enforce this Letter.

Notwithstanding anything that may be expressed or implied in this Letter, or any document or instrument delivered in connection herewith, and notwithstanding that the Investor or any of its permitted assigns may be a limited partnership, separate limited partnership or limited liability company, each of the Parties and the Company acknowledges and agrees that this Letter may be enforced only against the

Very truly yours,

ASOF HOLDINGS I, L.P.

By: ASOF Management, L.P., its general partner
By: ASOF Management GP LLC, its general partner

By:
Name:
Title:

Agreed and accepted:

~~RF~~Red Fiber Parent LLC

By:
Name:	Karl Kuchel
Title:	Chief Executive Officer

By:
Name:	John H. Kim
Title:	Secretary

[Signature Page to Equity Commitment Letter]